SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 File No. 333-116232.

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

6-K Items

1.	Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2007 and for the six months ended December 31, 2007 and 2006 and Operating and Financial Review and Prospects for the six months ended December 31, 2007 and December 31, 2006.

ITEM 1

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007
IN AUSTRALIAN DOLLARS

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED BALANCE SHEET
(in Australian dollars, except number of shares)

		Unaudited	Audited
		December 31,	June 30,
	Note	2007	2007

Current Assets
Cash and cash equivalents		9,168,753	7,409,256
Trade and other receivables		211,047	96,499
Other current assets		384,854	168,539

Total Current Assets		9,764,654	7,674,294

Non Current Assets
Property and equipment, net of accumulated
depreciation of A$565,588 and A$551,902 respectively		60,989	47,891

Total Non Current Assets		60,989	47,891

Total Assets		9,825,643	7,722,185

Current Liabilities
Trade and other payables		1,897,227	1,661,609
Provisions		85,924	77,465

Total Current Liabilities		1,983,151	1,739,074

Non-Current Liabilities
Other financial liabilities	7	2,179,425	321,001
Provisions		66,356	49,915

Total Non-Current Liabilities		2,245,781	370,916

Total Liabilities		4,228,932	2,109,990

Commitments and Contingencies	5

Net Assets		5,596,711	5,612,195

Equity
Issued and unissued capital
December 31, 2007: 181,600,062 fully paid
ordinary shares
June 30, 2007: 151,517,978 fully paid ordinary
shares	8	62,164,415	53,988,412
Reserves	9	6,007,884	4,106,821
Accumulated deficit during the development stage		(62,575,588)	(52,483,038)

Total Equity		5,596,711	5,612,195

The accompanying notes are an integral part of the condensed consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in Australian dollars, except number of shares)
(Unaudited)

		Six months ended December 31,
	Note	2007	2006

Revenue		253,876	236,869

Research and development expenses		(3,642,796)	(2,617,441)
Personnel expenses		(3,404,550)	(2,178,272)
Intellectual property expenses		(235,534)	(236,989)
Auditor and accounting fees		(207,627)	(87,182)
Travel expenses		(113,574)	(157,951)
Public relations and marketing expenses		(68,276)	(139,847)
Depreciation expenses		(13,686)	(30,226)
Other expenses		(508,778)	(540,752)
Foreign exchange loss		(293,180)	(381,103)
Loss on fair valuation of financial liabilities	7	(1,858,425)	(1,662,719)

Loss before income tax expense		(10,092,550)	(7,795,613)

Income tax expense		-	-

Loss for the period		(10,092,550)	(7,795,613)

Loss per share (basic and diluted) (cents)		(6.18)	(5.94)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per share		163,373,104	131,180,788

The accompanying notes are an integral part of the condensed consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
(in Australian dollars)
(Unaudited)

	Six months ended December 31,
	2007	2006

Cash Flows from Operating Activities
Payments to suppliers and employees	(6,221,635)	(6,148,092)
Interest received	198,853	232,462

Net cash flows used in operating activities	(6,022,782)	(5,915,630)

Cash Flows from Investing Activities
Payments for purchase of equipment	(26,782)	(3,657)
Proceeds from sale of equipment	-	300

Net cash flows used in investing activities	(26,782)	(3,357)

Cash Flows from Financing Activities
Proceeds from issue of shares and options	8,486,929	7,783,485
Payment of share issue costs	(374,783)	(382,587)

Net cash flows provided by financing
activities	8,112,146	7,400,898

Net increase in cash and cash equivalents	2,062,582	1,481,911

Opening cash and cash equivalents brought
forward	7,409,256	10,013,778

Exchange rate adjustments on the balance
of cash and cash equivalents held in
foreign currencies	(303,085)	35,454

Closing cash and cash equivalents carried
forward	9,168,753	11,531,143

The accompanying notes are an integral part of the condensed consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in Australian dollars, except number of shares)

	Number of Shares	Issued and Unissued Capital	Share Based Payment Reserve	Accumulated Deficit During Development Stage	Total

Balance, June 30, 2005	127,319,260	45,838,897	2,447,996	(29,750,124)	18,536,769
Net loss	-	-	-	(11,590,594)	(11,590,594)
Non-cash issuance of shares to consultants	825,000	435,230	-	-	435,230
Non-cash issuance of options to consultants	-	-	181,550	-	181,550
Non-cash issuance of options to directors and employees	-	-	76,470	-	76,470
Amortization of option expenses	-	-	161,233	-	161,233

Balance, June 30, 2006	128,144,260	46,274,127	2,867,249	(41,340,718)	7,800,658
Net loss	-	-	-	(11,142,320)	(11,142,320)
Issuance of shares in connection with private placement,
net of issue costs	22,014,468	6,108,868	-	-	6,108,868
Issuance of options in connection with private placement	-	1,262,339	-	-	1,262,339
Non-cash issuance of shares to consultants	481,250	194,579	-	-	194,579
Non-cash issuance of shares to employees	120,000	45,600	-	-	45,600
Non-cash issuance of options to consultants	-	-	163,701	-	163,701
Non-cash issuance of options to directors and employees	-	-	989,721	-	989,721
Issuance of shares in connection with exercise of options,
net of costs	758,000	102,899	(106,739)	-	(3,840)
Amortization of option expenses	-	-	195,839	-	195,839
Options forfeited	-	-	(2,950)	-	(2,950)

Balance, June 30, 2007	151,517,978	53,988,412	4,106,821	(52,483,038)	5,612,195
Net loss	-	-	-	(10,092,550)	(10,092,550)
Issuance of shares in connection with private placement,
net of issue costs	29,778,699	6,496,404	-	-	6,496,404
Issuance of options in connection with private placement	-	1,439,305	-	-	1,439,305
Non-cash issuance of shares to consultants	303,385	88,971	-	-	88,971
Non-cash issuance of options to consultants	-	-	169,276	-	169,276
Equity to be issued	-	151,323	1,568,951	-	1,720,274
Amortization of option expenses	-	-	162,836	-	162,836

Balance, December 31, 2007	181,600,062	62,164,415	6,007,884	(62,575,588)	5,596,711

The accompanying notes are an integral part of the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1: Background

Prana Biotechnology Limited and its controlled entities: Prana Biotechnology Inc. and Prana Biotechnology UK Limited (referred to collectively as “Prana” or the “consolidated entity”), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. Prana Biotechnology Limited (the “Company”), the parent entity was incorporated on November 11, 1997 in Melbourne, Australia. The U.K. and U.S. subsidiaries were incorporated in August 2004.

Note 2: Basis of Preparation

The general purpose financial report for the interim six months reporting period ended December 31, 2007 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. Accounting Standards include Australian equivalents to International Financial Reporting Standards (“A-IFRS”). This interim financial report complies with both International Financial Reporting Standards, as issued by the International Accounting Standards Board, and A-IFRS.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended June 30, 2007 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Going Concern

The consolidated entity is a development stage medical biotechnology company and as such, expects to be utilizing cash until its research activities have become marketable. As at December 31, 2007, the consolidated entity has accumulated losses of A$62,575,588 and has incurred negative cash flows from operations of A$6,022,782 in the six months ended December 31, 2007. The consolidated entity has however experienced an increase in its cash position from A$7,409,256 at June 30, 2007 to A$9,168,753 at December 31, 2007 as a result of a A$8.4 million capital raising, before cost.

The directors believe that the going concern basis of preparation is appropriate given the following reasons:

—	Since inception, the consolidated entity has been able to raise funds to pursue its research programs. To date, the consolidated entity has raised A$72m through the issue of equity and grant of warrants, before costs. The directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue its current business objectives.

—	Having carefully assessed the uncertainties relating to the likelihood and timing of securing additional funding and the consolidated entity’s ability to meet contractual commitments and effectively manage discretional expenditure, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that is appropriate to prepare the financial statements on a going concern basis.

—	At this time, the directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Balance Sheet at December 31, 2007. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 3: Dividends

The Company did not declare any dividends in the six months ended December 31, 2007.

Note 4: Segment Information

The consolidated entity’s activities are predominately within Australia and cover research into Alzheimer’s disease and other major age-related degenerative disorders.

Note 5: Contingent Liabilities

There has been no change in contingent liabilities since the last annual reporting date.

Note 6: Subsequent Events

There have been no events after the reporting date that have a material effect on this report.

Note 7: Financial Liabilities

	As at
	December 31, 2007		June 30, 2007
	No.	$	No.	$

Warrants for ADRs
(1 ADR = 10 Ordinary Shares)	3,000,000	2,179,425	3,000,000	321,001

Following a meeting of shareholders on June 1, 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and granted 3 million warrants to U.S. investors. The U.S. investors acquired the ADRs at a price of USD$5.00 per ADR with a 3 for 4 attaching warrant. This offering raised USD$20million (AUD 28.9million) before costs. The warrants are exercisable for ADRs on or before June 4, 2009 at an exercise price of USD$8.00 per warrant.

Under AASB 132 para 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a foreign currency, that is a currency, different to the functional currency of the Company.

During 2005, the International Financial Reporting Interpretations Committee (“IFRIC”) noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contracts entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a financial liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board (“IASB”) to amend IAS 32. As the IASB declined to make any such amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as financial liabilities continues to stand.

As a consequence, on initial recognition the fair value of the warrants is required to be recognized as a financial liability at their fair value, reducing the Issued Capital recorded. Each reporting date the financial liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Statement of Operations.

For the six months ended December 31, 2007, a loss on fair valuation of financial liabilities of $1,858,425 (December 2006: $1,662,719) has been recorded in the Statement of Operations.

Note 7: Financial Liabilities continued

The classification of these instruments is for accounting purposes only. In this regard, the Company has an obligation to issue equity, via ADR’s, to the warrant holders should they decide to exercise their warrants upon payment of USD$8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. The classification of the warrants as liabilities, does not impact on the Company’s future liquidity requirements or ability to continue as a going concern.

Note 8: Issued and Unissued Capital

	As at
	December 31, 2007		June 30, 2007
	No.	$	No.	$

Fully paid ordinary shares	181,600,062	59,462,771	151,517,978	52,726,073
Options for ordinary shares	14,279,133	2,701,644	4,352,893	1,262,339

Total issued and unissued
capital		62,164,415		53,988,412

During the six months ended December 31, 2007, the following changes in Issued and Unissued Capital occurred:

Shares
* Issue of 29,778,699 ordinary shares as part of a capital raising
* Issue of 303,385 ordinary shares to a consultant

Options
* Grant of options to purchase 9,926,240 ordinary shares as part of a capital raising

Note 9: Reserves – Share-Based Payments

	December 31, 2007		June 30, 2007
	No.	$	No.	$

Options for fully paid ordinary shares	8,092,246	4,038,887	9,928,262	2,137,824
Options for ADRs	380,000	1,515,434	380,000	1,515,434
Warrants for ADRs
(1 ADR = 10 ordinary shares)	320,000	453,563	320,000	453,563

Total Reserves - share-based payments		6,007,884		4,106,821

The share-based payment reserve arises on the grant of options and/or issuance of warrants to directors, executives, consultants or employees. Amounts are transferred out of the reserve and into issued and unissued capital when the options and/or warrants are exercised.

Note 10: Activity of Equity Granted to Directors, Employees and Consultants

The following table summarizes the activity of share options granted to directors and employees under the 2004 Employees, Directors and Consultants Share and Option Plan (adopted on November 17, 2004) during the half-years ended December 31, 2007 and December 31, 2006.

	Six months ended December 31, 2007		Six months ended December 31, 2006
	No of Options	Weighted average exercise price (A$)	No of Options	Weighted average exercise price (A$)

Outstanding at the beginning of the period	8,833,978	0.03	4,327,500	0.06
Granted	-	-	3,645,500	-
Exercised	-	-	(95,000)	-
Forfeited	(2,000,000)	-	(150,000)	-
Expired	(500,000)	0.50	-	-

Outstanding at the end of the period (a)	6,333,978	-	7,728,000	0.03

Exercisable at the end of the period (b)	1,250,000	-	850,500	0.29

(a)	The options to purchase 6,333,978 ordinary shares outstanding as at December 31, 2007 have an exercise price of A$nil, a weighted average remaining term of three years and a weighted average intrinsic value of A$0.505.
(b)	The options to purchase 1,250,000 ordinary shares exercisable as of December 31, 2007 have an exercise price of A$nil, a remaining average term of six years and six months and a weighted average intrinsic value of A$0.505.

The weighted average grant date fair value of the options granted to directors and employees under the 2004 Employees, Directors and Consultants Share and Option Plan during the six months ended December 31, 2006 is A$0.36. The fair value was estimated at the date of the grant using the Barrier option pricing model (as the options had market conditions), with the following weighted average assumptions:

—	risk-free interest rate of 6%
—	no dividends
—	expected volatility of 100.87%
—	expected life of two years

Risk free interest rate – This is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date. The Australian government bond rate has been used for options exercisable for ordinary shares and the U.S. government bond rate has been used for options exercisable for ADRs.

Dividend yield – Prana has never declared or paid dividends on its ordinary shares and does not anticipate paying any dividends in the foreseeable future.

Expected volatility – Prana estimates expected volatility based on historical volatility over the estimated life of the option and other factors.

Expected life – This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on the historical trend of option holders to exercise their option near the date of expiry. As a result, the expected life is considered to equal the period from grant date to expiry date.

Note 10: Activity of Equity Granted to Directors, Employees and Consultants continued

The following table summarizes the activity of share options granted to directors under the 2004 ADS Option Plan (adopted on November 17, 2004) during the half-years ended December 31, 2007 and 2006. Each option is exercisable for one ADR which equals ten shares.

	Six months ended December 31, 2007		Six months ended December 31, 2006
	No of ADRs	Weighted average exercise price (US$)	No of ADRs	Weighted average exercise price (US$)

Outstanding at the beginning of the period	380,000	5.00	380,000	5.00
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-

Outstanding at the end of the period (c)	380,000	5.00	380,000	5.00

Exercisable at the end of the period (c)	380,000	5.00	380,000	5.00

(c)	All options to purchase 380,000 ADRs outstanding and exercisable as at December 31, 2007 have an exercise price of US$5.00, a remaining weighted average remaining contractual life of five years and a weighted average intrinsic value of A$nil.

The methodology for developing each of the assumptions is the same as that described above.

The following table summarizes the activity of share options granted to consultants during the half-years ended December 31, 2007 and 2006.

	Six months ended December 31, 2007		Six months ended December 31, 2006
	No of Options	Weighted average exercise price (A$)	No of Options	Weighted average exercise price (A$)

Outstanding at the beginning of the period	1,094,284	0.27	1,425,000	0.50
Granted	1,263,984	0.36	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(600,000)	0.50	-	-

Outstanding at the end of the period (d)	1,758,268	0.24	1,425,000	0.50

Exercisable at the end of the period (e)	1,343,984	0.34	1,425,000	0.50

(d)	Of the options to purchase 1,758,268 ordinary shares outstanding as at December 31, 2007, options to purchase 494,284 ordinary shares have an exercise price of A$nil, a weighted average remaining term of one year and three months and a weighted average intrinsic value of A$0.14. Options to purchase 400,000 ordinary shares have an exercise price of A$0.285, a weighted average remaining term of three months and a weighted average intrinsic value of A$0.05. Options to purchase 431,992 ordinary shares have an exercise price of A$0.37, a weighted average remaining term of eight months and a weighted average intrinsic value of A$0.03. The remaining options to purchase 431,992 ordinary shares have an exercise price of A$0.43, a weighted average remaining term of eight months and a weighted average intrinsic value of A$0.02. The weighted average remaining contractual life of the outstanding options to purchase 1,758,268 ordinary shares is three years.

Note 10: Activity of Equity Granted to Directors, Employees and Consultants continued

(e)	Of the options to purchase 1,343,984 ordinary shares exercisable as of December 31, 2007, options to purchase 80,000 ordinary shares have an exercise price of A$nil, a remaining weighted average term of five months and a weighted average intrinsic value of A$0.03. Options to purchase 400,000 ordinary shares have an exercise price of A$0.285, a remaining weighted average term of three months and a weighted average intrinsic value of A$0.07. Options to purchase 431,992 ordinary shares have an exercise price of A$0.37, a remaining weighted average term of eleven months and a weighted average intrinsic value of A$0.04. The remaining options to purchase 431,992 ordinary shares have an exercise price of A$0.43, a remaining weighted average term of eleven months and a weighted average intrinsic value of A$0.02. The weighted average remaining contractual life of the outstanding options to purchase 1,343,984 ordinary shares is two years and six months.

The weighted average measurement date fair value of the options granted to consultants during the six months ended December 31, 2007 is A$0.13. The fair value was estimated at the measurement date using the Black-Scholes option pricing model, with the following weighted average assumptions:

—	risk-free interest rate of 6.62% for December 31, 2007
—	no dividends
—	expected volatility of 77% for December 31, 2007
—	expected life of two and six months for December 31, 2007

The methodology for developing each of the assumptions is the same as that described above.

During the six months ended December 31, 2006, the Company granted unlisted options to purchase 4,352,893 ordinary shares to investors as part of a capital raising with an exercise price of A$0.446 and a weighted average remaining term of three years. None of such options have been exercised.

During the six months ended December 31, 2007, the Company granted unlisted options to purchase 9,926,240 ordinary shares to investors as part of a capital raising, half of which have an exercise price of A$0.37 and a weighted average remaining term of three years and half of which have an exercise price of A$0.43 and a weighted average remaining term of three years. None of such options have been exercised.

During the six months ended December 31, 2006, the Company issued 95,000 ordinary shares to employees as a result of the exercise of options under the 2004 ASX Plan, with a weighted average grant date fair value of A$0.415. No shares were issued to employees in the six months ended December 31, 2007.

During the six months ended December 31, 2007, the Company issued 303,385 shares to a consultant under the 2004 ASX Plan, with a weighted average grant date fair value of A$0.29.

Note 10: Activity of Equity Granted to Directors, Employees and Consultants continued

The following table summarizes the activity of warrants granted to consultants during the six months ended December 31, 2007 and 2006:

	Six months ended December 31, 2007		Six months ended December 31, 2006
	Number of warrants	Weighted average exercise price (USD$)	Number of warrants	Weighted average exercise price (USD$)

Outstanding at the beginning of the
period	320,000	8.00	320,000	8.00
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-

Outstanding at the end of the period (f)	320,000	8.00	320,000	8.00

Exercisable at the end of the period (f)	320,000	8.00	320,000	8.00

(f)	The outstanding warrants to purchase 320,000 ordinary shares are exercisable as of December 31, 2007, with an exercise price of USD$8.00, a remaining term of one year and six months and a weighted average intrinsic value of A$nil.

Warrants to purchase an aggregate 3,000,000 ordinary shares were granted as part of the June 2004 capital raising. The warrants are exercisable on or before June 4, 2009 at an exercise price of USD$8.00. Each of these warrants are exercisable for one ADR, which is equal to ten ordinary fully paid shares. These warrants have been treated as financial liabilities, see Note 7.

At December 31, 2007 there were outstanding options that could not be exercised until the share price reached:

†	A$1.00 for at least five consecutive trading days
The Company has made the assumption that this market condition will not be reached until June 30, 2010. As a result, the expense related to these options is being recognized over the period from date of grant until June 30, 2010, a weighted average period of five years. At December 31, 2007 there was A$478,527 of total unrecognized compensation cost related to these awards yet to be expensed.

†	A$0.80 for at least five consecutive trading days
The Company has made the assumption that this market condition will not be reached until June 30, 2009. As a result, the expense related to these options is being recognized over the period from date of grant until June 30, 2009, a weighted average period of two and six months. At December 31, 2007 there was A$486,930 of total unrecognized compensation cost related to these awards yet to be expensed.

†	A$0.50 for at least five consecutive trading days
The Company made the assumption that this market condition would not be reached until December 31, 2007. As a result, the expense related to these options was recognized over the period from date of grant until December 31, 2007, a weighted average period of nine months. At December 31, 2007 there was no further compensation cost related to these awards to be expensed.

Note 11: Cumulative information

The following additional disclosures of cumulative information have been prepared under AIFRS.

Cumulative consolidated statement of operations from the inception of the development stage (November 11, 1997) to December 31, 2007 – A-IFRS basis:

Period from inception of development stage (November 11, 1997) to December 31, 2007

Revenue	3,334,095
Other income	6,657,232

Research and development expenses	(32,225,633)
Research and development expenses - related party	(2,289,419)
Personnel expenses	(22,783,382)
Intellectual property expenses	(6,414,304)
Auditor and accounting fees	(1,364,978)
Travel expenses	(1,855,917)
Public relations and marketing expenses	(1,561,694)
Depreciation expenses	(581,240)
Amortization expenses	(461,760)
Other expenses	(6,258,875)
Other expenses - related party	(1,000,048)
Foreign exchange loss	(1,627,547)
Impairment of intangible assets	(786,240)
Gain on fair value of financial liabilities	6,644,122

Loss before income tax expense	(62,575,588)

Income tax expense	-

Loss for the period	(62,575,588)

Note 11: Cumulative information continued

Cumulative consolidated cash flow statement form the inception of the development stage (November 11, 1997) to December 31, 2007 – A-IFRS basis:

Period from inception of development stage (November 11, 1997) to December 31, 2007

Cash Flows from Operating Activities
Payments to suppliers and employees	(61,701,704)
Payments to suppliers and employees - related party	(2,531,889)
Interest received	3,231,424
Government grant received	3,354,228
NASDAQ reimbursements received	231,304
Neuroscience Victoria monies received	3,093,750

Net cash flows used in operating activities	(54,322,887)

Cash Flows from Investing Activities
Proceeds from sale of equipment	675
Payments for purchase of equipment	(443,956)

Net cash flows used in investing activities	(443,281)

Cash Flows from Financing Activities
Proceeds from issue of shares and options	63,124,980
Payment of share issue costs	(4,452,618)
Proceeds from exercise of options	9,812,471
Payment for underwriting costs	(144,000)
Repayment of borrowings	(2,038,728)

Net cash flows provided by financing activities	66,302,105

Net decrease in cash and cash equivalents	11,535,937

Opening cash and cash equivalents brought forward	-
Exchange rate adjustments on cash and cash equivalents held in
foreign currencies	(2,367,184)

Closing cash and cash equivalents carried forward	9,168,753

Note 11: Cumulative information continued

Equity issuances from the inception of the development stage (November 11, 1997) to December 31, 2007 – A-IFRS basis:

Date		Number of Shares	Issued Capital

	Balance, November 11, 1997 (Inception)	-	-

November 11, 1997	Issuance of shares to founders	20	20

	Balance, June 30, 1998	20	20

	Balance, June 30, 1999	20	20

December 23, 1999	297 for 1 share split	5,920	-
June 1, 2000	Issuance of shares in connection with private
	placement	960	960
July 1, 2000	5,000 for 1 share split	34,493,100	-
	Issuance of shares in connection with initial public
	offering, net of issue costs	16,000,000	7,470,863
	Issuance of shares in connection with exercise of
	options	5,000	2,500

	Balance, June 30, 2000	50,505,000	7,474,343

February 15, 2001	Issuance of shares in connection with private
	placement, net of issue costs	6,666,666	4,745,599
April 4, 2001	Non-cash issuance of shares to consultants	50,000	20,000
June 27, 2001	Non-cash issuance of shares to consultants	38,600	28,950

	Balance, June 30, 2001	57,260,266	12,268,892

February 4, 2002	Issuance of shares in connection with exercise of
	options	134,000	67,000
February 12, 2002	Issuance of shares in connection with exercise of
	options	2,000	1,000
February 22, 2002	Issuance of shares in connection with exercise of
	options	76,000	38,000
February 27, 2002	Issuance of shares in connection with exercise of
	options	40,000	20,000
March 6, 2002	Issuance of shares in connection with exercise of
	options	90,000	45,000
March 8, 2002	Non-cash issuance of shares to consultants	164,835	115,384
March 8, 2002	Non-cash issuance of shares to consultants	26,959	28,846
March 12, 2002	Issuance of shares in connection with exercise of
	options	82,690	41,346
March 12, 2002	Issuance of shares in connection with exercise of
	options	190,000	95,000
March 14, 2002	Issuance of shares in connection with exercise of
	options	10,000	5,000
March 20, 2002	Issuance of shares in connection with exercise of
	options	12,000	6,000

Note 11: Cumulative information continued

March 21, 2002	Issuance of shares in connection with exercise of
	options	100,000	50,000
March 25, 2002	Issuance of shares in connection with exercise of
	options	3,000	1,500
April 9, 2002	Issuance of shares in connection with exercise of
	options	8,000	4,000
April 9, 2002	Issuance of shares in connection with exercise of
	options	24,500	12,250
April 10, 2002	Issuance of shares in connection with exercise of
	options	2,500	1,250
April 11, 2002	Issuance of shares in connection with exercise of
	options	2,500	1,250
April 11, 2002	Issuance of shares in connection with exercise of
	options	100,000	50,000
May 10, 2002	Issuance of shares in connection with exercise of
	options	100,000	50,000
May 23, 2002	Issuance of shares in connection with exercise of
	options	180,000	90,000
June 16, 2002	Issuance of shares in connection with exercise of
	options	3,500	1,750

	Balance, June 30, 2002	58,612,750	12,993,468
August 7, 2002	Issuance of shares in connection with exercise of
	options	4,000	2,000
October 7, 2002	Issuance of shares in connection with exercise of
	options	13,274	6,637
July 13, 2002	Non-cash issuance of shares to consultants	13,550	27,371
September 18, 2002	Issuance of shares in connection with exercise of
	options	32,000	16,000
September 30, 2002	Issuance of shares in connection with exercise of
	options	25,000	12,500
October 15, 2002	Issuance of shares in connection with exercise of
	options	20,081	10,040
November 20, 2002	Issuance of shares in connection with exercise of
	options	113,000	56,500
November 22, 2002	Issuance of shares in connection with exercise of
	options	33,072	16,536
November 25, 2002	Issuance of shares in connection with exercise of
	options	7,000	3,500
December 4, 2002	Non-cash issuance of shares to consultants	15,318	26,653
December 12, 2002	Issuance of shares in connection with exercise of
	options	50,000	25,000
January 8, 2003	Issuance of shares in connection with exercise of
	options	50,000	25,000
January 22, 2003	Issuance of shares in connection with exercise of
	options	2,620	1,310
January 30, 2003	Issuance of shares in connection with exercise of
	options	9,700	4,850
January 30, 2003	Non-cash issuance of shares to consultants	118,101	115,739
February 14, 2003	Issuance of shares in connection with exercise of
	options	499,403	249,702
February 20, 2003	Issuance of shares in connection with exercise of
	options	483,746	241,873
February 28, 2003	Issuance of shares in connection with exercise of
	options	2,530,483	1,265,242
March 5, 2003	Issuance of shares in connection with exercise of
	options	3,107,891	1,553,945
March 15, 2003	Issuance of shares in connection with exercise of
	options	25,000	12,500

Note 11: Cumulative information continued

April 3, 2003	Issuance of shares in connection with exercise of
	options	421,314	210,657
	Underwriting costs	-	(144,000)

	Balance, June 30, 2003	66,187,303	16,733,023
August 11, 2003	Issuance of shares in connection with exercise of
	options	50,000	25,000
August 13, 2003	Issuance of shares in connection with exercise of
	options	25,000	12,500
August 27, 2003	Issuance of shares in connection with exercise of
	options	16,000	8,000
August 27, 2003	Non-cash issuance of shares to consultants	70,768	49,538
August 29, 2003	Issuance of shares in connection with exercise of
	options	34,000	17,000
September 16, 2003	Issue of shares in connection with private
	placement, net of issue costs	7,102,853	4,675,019
January 12, 2004	Non-cash issuance of shares to directors	249,999	120,000
January 12, 2004	Non-cash issuance of shares to consultants	67,955	43,491
February 20, 2004	Non-cash issuance of shares to consultants	155,502	85,526
April 8, 2004	Issuance of shares in connection with exercise of
	options	200,000	140,000
April 15, 2004	Issuance of shares in connection with exercise of
	options	100,000	70,000
April 16, 2004	Issuance of shares in connection with exercise of
	options	200,000	100,000
April 16, 2004	Issuance of shares in connection with exercise of
	options	200,000	140,000
April 20, 2004	Issuance of shares in connection with exercise of
	options	300,000	150,000
April 22, 2004	Issuance of shares in connection with exercise of
	options	200,000	100,000
May 10, 2004	Non-cash issuance of shares to consultants	825,000	684,750
June 1, 2004	Issuance of shares in connection with private
	placement, net of issue costs	40,000,000	17,520,098
	Expired options	-	8,000

	Balance, June 30, 2004	115,984,380	40,681,945
August 9, 2004	Non-cash issuance of shares for settlement of
	litigation	1,350,000	756,000
September 16, 2004	Non-cash issuance of shares to consultants	49,775	39,616
December 8, 2004	Issuance of shares in connection with exercise of
	options	9,506,666	4,145,811
December 17, 2004	Non-cash issuance of shares to directors	249,999	118,703
February 21, 2005	Non-cash issuance of shares to consultants	178,440	96,822

	Balance, June 30, 2005	127,319,260	45,838,897
August 10, 2005	Non-cash issuance of shares to consultants	825,000	435,230

	Balance, June 30, 2006	128,144,260	46,274,127

August 30, 2006	Issuance of shares in connection with private
	placement, net of issue costs	250,000	43,125
October 13, 2006	Issuance of shares in connection with exercise of
	options	80,000	31,880

Note 11: Cumulative information continued

November 29, 2006	Issuance of shares in connection with private
	placement, net of issue costs	15,616,246	4,256,979
November 29, 2006	Issuance of options in connection with private
	placement	-	905,742
December 1, 2006	Issuance of shares in connection with exercise of
	options	15,000	4,905
December 28, 2006	Issuance of shares in connection with private
	placement, net of issue costs	6,148,222	1,808,764
December 28, 2006	Issuance of options in connection with private
	placements	-	356,597
April 16, 2007	Issuance of shares in connection with exercise of
	options	38,000	14,569
May 3, 2007	Non-cash issuance of shares to consultants	200,000	94,800
May 31, 2007	Non-cash issuance of shares to consultants	281,250	99,779
May 31, 2007	Non-cash issuance of shares to employees	120,000	45,600
May 31, 2007	Issuance of shares in connection with exercise of
	options	625,000	51,545

	Balance, June 30, 2007	151,517,978	53,988,412
October 17, 2007	Issuance of shares in connection with private
	placement, net of issue costs	21,771,587	4,616,150
October 17, 2007	Issuance of options in connection with private
	placements	-	1,052,293
October 23, 2007	Issuance of shares in connection with private
	placement, net of issue costs	7,129,919	1,675,258
October 23, 2007	Issuance of options in connection with private
	placements	-	344,614
October 30, 2007	Issuance of shares in connection with private
	placement, net of issue costs	877,193	204,996
October 30, 2007	Issuance of options in connection with private
	placements	-	42,398
December 24, 2007	Non-cash issuance of shares to consultants	303,385	88,971
	Equity to be issued	-	151,323

	Balance, December 31, 2007	181,600,062	62,164,415

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

BACKGROUND

        We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004.

        Our financial statements appearing in this report are prepared in Australian dollars and in accordance with Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this Report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

        All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

OVERVIEW

        We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

        Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease and in early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.

        On April 11, 2005, we announced that we would not proceed with the scheduled Phase II/III study of PBT1 and that we had re-evaluated our further work on the PBT1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT1 clinical trial material, we found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially increase the risk of side-effects and mutagenic potential. We reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT1 for the treatment of Alzheimer’s disease was not appropriate. On June 30, 2005, our Board of Directors determined that the core intellectual property relating to PBT1 had been impaired and the carrying value was written-off.

        As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs. On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our lead candidate for the potential treatment of Alzheimer’s disease, PBT2. We completed two Phase I studies of PBT2 and on May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. On December 19, 2006 we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. On September 24, 2007, we announced that the enrollment for the Phase IIa trial had been completed and that we expected to report results during the first calendar quarter of 2008. On November 29, 2007, we announced that the independent Data Safety Monitoring Board (DSMB) appointed by us had completed its cycle of safety review meetings and reported to us that of the 59 patients included in the review at that time, there had been no treatment related serious adverse events or withdrawals. The DSMB confirmed that the trial was safe to continue. Patient dosing was completed on December 18, 2007 and we announced the formal completion of the study on January 2, 2008. For additional details regarding our clinical trials see Item 4.A., “Information on the Company – History and Development of the Company,” of our Form 20-F for the year ended June 30, 2007, filed with Securities and Exchange Commission on September 28, 2007.

HIGHLIGHTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2007

—	Professor Colin Masters, a founder, director and member of our Research and Development Advisory Board, received the Victoria Prize.

In August 2007, Prof. Masters was awarded the State of Victoria’s most prestigious scientific award, the Victoria Prize, by the Victorian State government in recognition of his decades of work in the field of Alzheimer’s disease. The selection criteria for the Victoria Prize are based on the development of scientific or technological innovations that have significantly benefited the community.

—	Completion of PBT2 Phase IIa clinical trial enrollment in Sweden and Australia.

In September 2007, we announced that patient enrollment for our PBT2 Phase IIa clinical trial had been completed at the study sites in Sweden and Australia and that patient dosing would be completed by the end of 2007.

—	Company presentation at the Rodman & Renshaw 9th Annual Healthcare Conference.

Dr. Steve Targum M.D., our chief medical advisor, was invited to the Rodman & Renshaw 9th Annual Healthcare conference in New York City in October 2007 to present an update on our pre-clinical discovery, research and development activities from our library of metal protein attenuating compounds (MPACs). Dr. Targum reported on the validation activities of our MPAC platform in Alzheimer’s disease and other neurological indications such as Huntington’s disease and the progress of our lead MPAC, PBT2, in its Phase IIa clinical trial.

—	Data Safety Monitoring Board (DSMB) issues a favourable safety and tolerability report with respect to our on-going PBT2 Phase IIa study.

The independent DSMB appointed by us reviewed the emerging blinded safety and tolerability data from our on-going PBT2 Phase IIa study at three stages during the study. In November 2007, we announced that the final report issued by DSMB, based on the then available data from 59 patients, demonstrated that the trial was safe to continue in accordance with the trial protocol. The DSMB noted in its report the absence of treatment related serious adverse events or withdrawals.

—	Completion of PBT2 Phase IIa trial.

On December 18, 2007, we reported the completion of patient dosing for our PBT2 Phase IIa trial and the trial was formally completed on January 2, 2008, on track for the release of results during the first calendar quarter of 2008.

—	Research and Development Update at our Annual General Meeting of Shareholders (AGM) on immunotherapy and cancer programs.

At our annual general meeting of shareholders held in December 2007, we reported on our novel immunotherapy program for the treatment of Alzheimer’s disease. To date, we have generated monoclonal antibodies against a specific form of beta-amyloid peptide formed as a result of oxidative corruption. A candidate monoclonal antibody has been selected for animal trials in the first half of 2008. In addition, we reported that certain classes of MPAC’s from our library have shown potent anti-cancer activity and that we plan to undertake brain cancer animal modeling during 2008.

SIX MONTHS ENDED DECEMBER 31, 2007 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2006

Revenue

        Revenue increased to A$253,876 for the six months ended December 31, 2007 from A$236,869 for the six months ended December 31, 2006, an increase of A$17,007 or 7.18%. The revenue in the six months ended December 31, 2007 and 2006 consisted of interest income. The increase in revenue is primarily attributable to the private placement of our ordinary shares to professional investors in Australia and the United States in October 2007, which increased our cash and cash equivalents.

Research and development expense

        Research and development expense increased to A$3,642,796 for the six months ended December 31, 2007 from A$2,617,441 for the six months ended December 31, 2006, an increase of A$1,025,355 or 39.17%. The increase in research and development expense is primarily attributable to increased expenditure for drug discovery and costs associated with the Phase IIa trial.

Personnel expenses

        Personnel expenses increased to A$3,404,550 for the six months ended December 31, 2007 from A$2,178,272 for the six months ended December 31, 2006, an increase of A$1,226,278 or 56.3%. The increase in personnel expenses is primarily attributable to increased equity compensation in the form of options and shares granted to directors, employees and consultants.

Intellectual property expenses

        Intellectual property expenses decreased to A$235,534 for the six months ended December 31, 2007 from A$236,989 for the six months ended December 31, 2006, a decrease of A$1,455 or 0.61%.

Auditor and accounting fees

        Audit and accounting fees increased to A$207,627 for the six months ended December 31, 2007 from A$87,182 for the six months ended December 31, 2006, an increase of A$120,445 or 138.15%. The increase in audit and accounting fees is primarily attributable to additional auditor fees incurred in connection responding to comments with respect to our annual report on Form 20-F for the year ended June 30, 2006 issued by the Staff of the Securities and Exchange Commission.

Travel expenses

        Travel expenses decreased to A$113,574 for the six months ended December 31, 2007 from A$157,951 for the six months ended December 31, 2006, a decrease of A$44,377 or 28.09%. The decrease in travel expenses is primarily attributable to decreased overseas business travel for directors, executives and consultants.

Public relations and marketing expenses

        Public relations and marketing expenses decreased to A$68,276 for the six months ended December 31, 2007 from A$139,847 for the six months ended December 31, 2006, a decrease of A$71,571 or 51.18%. The decrease in public relations and marketing expenses is primarily attributable to a reduction in expenses paid to consultants.

Depreciation expense

        Depreciation expense decreased to A$13,686 for the six months ended December 31, 2007 from A$30,226 for the six months ended December 31, 2006, a decrease of A$16,540 or 54.72%. The decrease in depreciation expense is primarily attributable to the full depreciation of previously acquired fixed assets during the prior period.

Other expenses

        Other expenses from ordinary activities decreased to A$508,778 for the six months ended December 31, 2007 from A$540,752 for the six months ended December 31, 2006, a decrease of A$31,974 or 5.91%. The decrease is primarily to a reduction in corporate compliance costs as a result of reduced legal costs and costs associated with the distribution of our annual reports, which are now made available to shareholders electronically.

Foreign exchange loss

        Foreign exchange loss decreased to A$293,180 for the six months ended December 31, 2007 from A$381,103 for the six months ended December 31, 2006, a decrease of A$87,923 or 23.07%. The decrease in foreign exchange loss is attributable to significant fluctuations of the U.S. dollar and Australian dollar exchange rates during the period.

Loss on fair valuation of financial liabilities

        Loss on fair valuation of financial liabilities increased to A$1,858,425 for the six months ended December 31, 2007 from A$1,662,719 for the six months ended December 31, 2006, an increase of A$195,706 or 11.77%. The losses relate to the five-year warrants to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR that were issued in connection with our private placement of securities in the United States in June 2004. The increase in the loss on fair value of financial liabilities is primarily attributable to changes in the market price of our ADRs and the volatility of the ADR market price.

INFLATION AND SEASONALITY

        Management believes that inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

LIQUIDITY AND CAPITAL RESOURCES

        We are a development stage company and have had no sales income to date, and as of December 31, 2007, our accumulated deficit totaled A$62,575,588. From inception until our initial public offering in March 2000, we financed our operations primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments. Since inception we have raised a total of A$72,937,451, before associated costs.

        During the six months ended December 31, 2007, we raised approximately $8.4 million before costs in a private placement of our ordinary shares to professional investors in Australia and the United States. The private placement was for 29,778,699 ordinary shares (equivalent to 2,977,870 ADRs) at a price of A$0.285 per ordinary share (approximately US$3.48 per ADR). For every six ordinary shares acquired, the investors received two options, each for the purchase of one ordinary share, one of which option is exercisable at A$0.37 and expires on 31 October 2010 and the other is exercisable at A$0.43 and expires on 30 November 2010.

        Net cash used in operating activities increased to A$6,022,782 in the six months ended December 31, 2007 from A$5,915,630 in the six months ended December 31, 2006.

        Net cash provided by financing activities increased to A$8,112,146 in the six months ended December 31, 2007 from A$7,400,898 in the six months ended December 31, 2006. During the six months ended December 31, 2007, we raised $8,486,929, before costs in a private placement of our ordinary shares to professional investors in Australia and the United States and during the six months ended December 31, 2006 we raised $7,740,360, before costs in a private placement of our ordinary shares to professional investors in Australia and the United States.

        We had A$9,168,753 of cash and cash equivalents at December 31, 2007, compared to A$7,409,256 at June 30, 2007 and A$11,531,143 at December 31, 2006.

        Capital expenditures for the six months ended December 31, 2007 was A$26,782 and capital expenditures for the six months ended December 31, 2006 was A$3,657. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

        We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, interest income and potential option exercises will be sufficient to support our current operating plan for at least 12 months; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to: the potential exercise of outstanding options, costs and timing of obtaining regulatory approvals; the costs and timing of obtaining, enforcing and defending our patent and intellectual property; the progress and success of pre-clinical and clinical trials of our product candidates; and the progress and number of our research programs in development.

        We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

CONDITIONS IN AUSTRALIA

        We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

RISK FACTORS

        There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2007.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited /s/ Geoffrey P. Kempler —————————————— By: Geoffrey P. Kempler Chief Executive Officer

        Date: February 15, 2008